March 11, 2020

Tahir Mahmood, Ph.D.
Chief Executive Officer
Applied Molecular Transport Inc.
1 Tower Place, Suite 850
South San Francisco, California 94080

       Re: Applied Molecular Transport Inc.
           Draft Registration Statement on Form S-1
           Confidentially Submitted on February 13, 2020
           CIK No. 0001801777

Dear Mr. Mahmood:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 Confidentially Submitted on February 13, 2020

Prospectus Summary
Our Pipeline and Research Programs , page 2

1. Noting the graphic illustration of your pipeline here and in your Business section, please revise to identify to what the apparent second footnote relates, clarify the meaning of the blue chevrons and ensure that the graphic depiction clearly reflects the actual status of your programs or advise.
Liquidity and Capital Resources
Liquidity, page 86

2. We note the disclosure on page 87 and elsewhere that you expect to incur significant and
 Tahir Mahmood, Ph.D.
Applied Molecular Transport Inc.
March 11, 2020
Page 2
         increasing losses until regulatory approval is granted for your lead product candidate, that regulatory approval is not guaranteed and may never be obtained and that these conditions raise substantial doubt about your ability to continue as a going concern. Please revise your Summary to summarize the doubts about your ability to continue as a going concern.
         Also expand your Risk Factors to specifically address the associated risks.
General

3. Please revise to provide the disclosure required by Item 505 of Regulation S-K.
4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf present in reliance on Section 5(d) of the Securities Act, whether or not they retain the communications.
        You may contact David Burton at 202-551-3626 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-
3434 with any other questions.



FirstName LastNameTahir Mahmood, Ph.D.                         Sincerely,
Comapany NameApplied Molecular Transport Inc.
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